Exhibit 1
                                                                       ---------

For Immediate Release                                             6 October 2009


                                 WPP plc ("WPP")

                 Notification of Third Quarter Trading Statement

WPP will announce its Third Quarter Trading Statement for the nine months ended 30 September 2009 on Friday, 30th October 2009.


Contact:
Feona McEwan, WPP       + 44(0)207 408 2204
www.wpp.com